Musaffa Pitch Video
Video script:

Dilshod Jumaniyazov

Assalam Alaykum!

My name is Dilshod.

I am the co-founder and CEO of Musaffa.

Average Muslim investors are locked out of financial markets because the trading volume of over 97% of global asset classes such as derivatives, fixed income, and equities are Shariah non-compliant.

This is a massive problem for over 1.8 billion Muslims globally.

Muslims tend to keep cash, or buy gold, or invest in illiquid assets such as real estate, thus making them more vulnerable to inflation and liquidity risks.

We built Musaffa just for that.

Musaffa is an all-in-one global halal trading app and solution where Muslims can actually learn how to invest and trade in Shariah-compliant stocks and ETFs.

Akram Jagirdar

Our team has grown from 3 to 55+ finance and tech enthusiasts in the past three years.

We have built smart systems that will notify you about all the Shariah-compliant steps throughout your investment journey.

In just a few clicks, you will be able to screen for Halal stocks and ETFs, see our recommendations, link your existing portfolios, and purify your investments through the mobile app.

In just two years of launching our mobile applications, we have become the most downloaded app in our category, with over 800,000 downloads and close to 400,000 active users.

With our B2B network, we are servicing a large audience of Muslim investors in more than 180 countries.

With a roadmap of launching our halal trading solutions in the US, UK, Canada, Malaysia, Indonesia, India, as well as the Middle East, we are looking to cater to millions of Muslims by the end of this year, inshaAllah.

Rashid Turayev

We are a fintech company that is combining cutting-edge technology with Islamic finance. From the get-go, we designed a system that is based on scale, security, and compliance to deliver our services to the massive Muslim population globally.

Our proprietary Shairah-compliant stock screening solution is based on microservice architecture and uses machine learning algorithms.

With this scalable solution and with a global partner network, we can deliver halal investment solutions in any region around the world.

Rinat Ziyodillaev

At Musaffa, our commitment extends beyond just services.

We adhere to both international and local ethical and legal standards.

It is not about just following the rules. It is about leading with integrity in everything we do.

We are taking all steps towards strict adherence to all legal frameworks.

At Musaffa, we're not just building a business. Every decision, every action we take is grounded in upholding the highest standards of legal and ethical conduct.

Aulia Arifatu

At Musaffa, we are committed to promoting financial inclusion and empowering Muslim investors to participate in the capital markets.

Our mission is to provide access and education to everyone who wants to invest ethically and in accordance with Shariah principles.

Bunyod Rayimov

At Musaffa, we have a solid commitment to Islamic principles.

To help Muslim investors worldwide make Shariah-compliant investments, we have developed a one-of-a-kind proprietary Shariah analysis software.

We collect and analyze data from annual and quarterly reports, company presentations, and more to provide our customers with the most accurate and up-to-date information on their stocks.

So far, we have analyzed stocks from the US, UK, Canada, Malaysia, Indonesia, India, and more.

Akram Jagirdar

By using the Musaffa app, Muslim investors can now learn about investments, screen over 120,000 stocks and ETFs, do fundamental stock research, and very soon will be able to trade through the Musaffa app.

Dilshod Jumaniyazov

With a serviceable obtainable market of 400 million Muslims, Musaffa's global halal trading app is set to capture the industry, InshaAllah.

We are building a bridge between traditional markets and Islamic finance.

With our proprietary technology, we are redefining the personal investment experience so Muslims can trade and invest and feel at peace along the way. Thank you.